Exhibit 99.1


                                                            PREMIER
                                                            FOODS

                                               May 10, 2004




NOTICE TO HOLDERS OF PREMIER FOODS PLC SENIOR NOTES



In response to press reports, Premier Foods plc announces that it continues to explore strategic alternatives, including transactions such as a potential leveraged recapitalisation or a potential equity offering. No decisions have been taken as to whether or when any such transaction might take place.





THE FOREGOING DOES NOT CONTAIN OR CONSTITUTE AN OFFER TO BUY ANY SECURITIES. IN THE EVENT OF AN OFFERING, ANY SECURITIES OFFERED WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. STABILISATION/FSA.